UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
  ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Citizens Holdings LLC

Legal status of Issuer:

>   *Form:*

>   Limited Liability Company

>   *Jurisdiction of Incorporation/Organization:*

>   New York

>   *Date of Organization:*

>   December 24, 2019

Physical Address of Issuer:

401 W. 25th St., New York, NY 10001

Website of Issuer:

https://citizens.coffee/

Current Number of Employees:

80

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$2,370,128	$2,434,338
Cash & Cash Equivalents	$1,348,688	$1,133,789
Accounts Receivable	$12,675	$26,878
Short-term Debt	$2,136,520	$172,524
Long-term Debt	$687,787	$366,653
Revenues/Sales	$4,791,112	$1,972,542
Cost of Goods Sold	$1,019,425	$496,318
Taxes Paid	$0	$0
Net Income	$61,459	$(220,152)

*The above reflects the consolidated financials of Citizens Holdings LLC and subsidiaries ("Citizens Subsidiaries"): Citizens of Chelsea LLC; Citizens of SoHo LLC; Citizens of Bleecker LLC; Citizens of the East Village LLC; Pushcart Coffee Peters Field LLC (dba Citizens of Gramercy).

Table of Contents

FORM C-AR

ABOUT THIS FORM C-AR 1

FORWARD-LOOKING STATEMENTS 1

OTHER INFORMATION 2

    Bad Actor Disclosure 2

SIGNATURE 3

EXHIBIT A: Annual Report

SUMMARY 4

    The Company 4

RISK FACTORS 5

    Risks Related to the Company's Business and Industry 5

BUSINESS 9

    Description of the Business 9

    Business Plan 9

    The Company's Products and/or Services 9

    Competition 9

    Customer Base 10

    Intellectual Property 10

    Governmental/Regulatory Approval and Compliance 10

    Litigation 10

DIRECTORS, OFFICERS, AND MANAGERS 10

    Indemnification 10

    Employees 10

CAPITALIZATION, DEBT AND OWNERSHIP 11

    Capitalization 11

    Debt 11

    Previous Offerings of Securities 12

    Ownership 12

FINANCIAL INFORMATION 13

    Operations 13

    Cash and Cash Equivalents 13

    Liquidity and Capital Resources 13

    Capital Expenditures and Other Obligations 13

    Material Changes and Other Information 13

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 14

EXHIBIT B: Financials 15

April 27, 2022

FORM C-AR

Citizens Holdings LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Citizens Holdings LLC ("**Citizens**", the "**Company**," "**we**," "**us**", or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://citizens.coffee/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Justin Giuffrida
(Signature)

Justin Giuffrida
(Name)

Co-Founder; Co-Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Justin Giuffrida
(Signature)

Justin Giuffrida
(Name)

Co-Founder; Co-Manager
(Title)

April 27, 2022
(Date)

/s/Andrew Geisel
(Signature)

Andrew Geisel
(Name)

Co-Founder; Co-Manager
(Title)

April 27, 2022
(Date)

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
APRIL 27, 2022

Citizens Holdings LLC



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Citizens Holdings LLC is a New York limited liability company, formed on December 24, 2019.

The Company is located at 401 W. 25th Street, New York, NY 10001, US. The Company conducts business in New York.

The Company's website is https://www.citizens.coffee/

The information available on or through our website is not a part of this Form C-AR.

Description of the Business

Citizens Holdings operates fast-casual restaurants. Currently, the Company is operating 4 restaurants in New York, NY and operates one commissary kitchen.


RISK FACTORS


The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its busines, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company is a Limited Liability Company

The Company's Operating Agreement gives Andrew Geisel and Justin Giuffrida substantially complete control over management and decision-making for the Company for so long as each is beneficial owner of a majority of Membership Interests. This means that Andrew Geisel and Justin Giuffrida will have the ability to manage the Company and make key decisions (including, without limitation, regarding capital investments, admission of new investors, sale of the Company and similar material matters) without oversight by a board of directors or consent rights of other members. While the Company believes that the interests of Andrew Geisel and Justin Giuffrida are substantially aligned with those of all members of the Company, other members will not have any "minority member" protections or rights, except as may be provided by law. The Members have broad discretion to amend the Company's operating agreement and amend or alter the rights and preferences of the Members and to issue or create separate classes or series of Membership Interests.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available

from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company's success depends on the experience and skill of the managers and key employees.

In particular, we are dependent on Justin Giuffrida and Andrew Geisel, managers of the Company. The loss of the managers could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We face intense competition, and if we have an insufficient focus on competition and the consumer landscape, our business, financial condition and results of operations could be adversely affected.

The full-service dining sector of the restaurant industry is intensely competitive with respect to pricing, service, location, personnel, take-out and delivery options and type and quality of food, and there are many well-established competitors. We compete with national and regional restaurant chains and locally-owned restaurants. We compete primarily on the quality, variety and value perception of menu items. The number and location of restaurants, type of brand, quality and efficiency of service, attractiveness of facilities and effectiveness of advertising and marketing programs are also important factors. We anticipate that intense competition will continue with respect to all of these factors. If we are unable to continue to compete effectively, our business, financial condition and results of operations could be adversely affected.

We are subject to changes in consumer preferences that may adversely affect demand for food at our restaurants.

Consumers have continually changing health and dietary preferences. We are continually challenged to evolve our menu offerings to appeal to these changing customer preferences, while retaining popular menu items. New information or changes in dietary, nutritional, allergen or health guidelines or environmental or sustainability concerns, whether issued by government agencies, academic studies, advocacy organizations or similar groups, may cause some groups of consumers to select foods other than those that are offered by our restaurants. If we fail to

anticipate changing trends or other consumer preferences, our business, financial condition and results of operations could be adversely affected.

The Company may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We may experience higher-than-anticipated costs associated with the opening of new restaurants or with the closing, relocating and remodeling of existing restaurants, which may adversely affect our results of operations.

Our sales and expenses can be impacted significantly by the number and timing of the opening of new restaurants and the closing, relocating and remodeling of existing restaurants. We incur substantial pre-opening expenses each time we open a new restaurant and other expenses when we close, relocate or remodel existing restaurants. The expenses of opening, closing, relocating or remodeling any of our restaurants may be higher than anticipated. An increase in such expenses could have an adverse effect on our results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including social media applications and websites, blogs and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is subject to FDA, state and local health department regulations

Changes in FDA, state and local health department regulations or other laws or regulations related to the preparation and sale of food products may adversely affect our business.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected related to the COVID-19 crisis. The outbreak oof COVID-19 had a material adverse impact on our restaurant traffic, revenue and profitability. Conditions have eased. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The Company has received government assistance as a result of the COVID-19 pandemic and will be required to repay a portion of the assistance.

The Company's subsidiaries received $524,936 in the form of Paycheck Protection Program ("PPP") loans which were forgiven in 2021. However, the Company's subsidiaries still have outstanding long-term debt of $2,000,000 in the form of an Economic Injury Disaster Loan ("EIDL") owed to the Small Business Administration. The Company intends to repay the EIDL. However, if COVID-19 were to return and materially impact our business due to increased restrictions and low traffic, and such impact continued for any substantial period where further government assistance is not forthcoming, the Company may operate at a loss and not have sufficient cash to continue operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the

Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

BUSINESS

Description of the Business

Citizens Holdings operates fast-casual restaurants. Currently, the Company is operating 4 restaurants in New York, NY and operates one commissary kitchen.

The Company originally consisted of separate LLCs for each store. The Company is a "roll up" of substantially all of the store's individual LLCs into one holding entity, Citizens Holdings LLC. The Company owns 100% of the membership interests in all Citizens Subsidiaries. See Citizens Subsidiaries below:

Entity	State of Organization	Location Address
Citizens of Chelsea LLC	New York	401 W. 25th St., New York, NY
Citizens of SoHo LLC	New York	201 Lafayette St., New York, NY
Citizens of Bleecker LLC;	New York	155 Bleecker St., New York, NY
Pushcart Coffee Peters Field LLC (dba Citizens of Gramercy)	New York	362 2nd Ave., New York, NY
Citizens of the East Village LLC (commissary)	New York	21 East 12th Street, New York, NY

Business Plan

Citizens Holdings plans to expand across the United States by opening more restaurants.

The Company's Products and/or Services

Citizens Holdings operates fast-casual Australian-style café-restaurants offering a farm-to-table-sourced and health-conscious menu for breakfast, lunch and dinner.

Competition

Currently, our direct competitors in the Australian-style café market are small "mom and pop" restaurants localized with an urban market. For example, our New York City competitors are Two Hands NYC (four locations), Ruby's (three locations). There are currently no regional or national Australian-style cafés in the United States.

Customer Base

Our main customer demographic consists of millennials and health-conscious consumers. A majority of our customer demographic is also female.

Supply Chain

Materials and ingredients essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials and ingredients are available from multiple sources. Where possible, we source from local farms and manufacturers.

Intellectual Property

We are in the process of filing for and securing the trademark for our brand.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not currently involved in any legal proceedings that may reasonably be expected to have a material adverse effect on its business prospects, results of operations or financial condition.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Justin Giuffrida	Manager	Founder & Manager – Citizens (October 2016 – Present)	BA Commerce and Accounting
Andrew Geisel	Manager	Founder & Manager – Citizens (October 2016 – Present)	BA Architecture and Environmental Design 2013

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company and its subsidiaries currently employ 80 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC Membership Interests*
Current Amount Outstanding	100%
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more LLC Membership Interest Units which may dilute the Security

*Certain interests have been granted to advisors and are subject to vesting requirements.

Type of security	Convertible Promissory Note*
Amount outstanding/Face Value	$50,000.00
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security

*This Convertible Promissory Note may be converted at a price equal to seventy percent (70%) of the cash price paid per membership interests in a financing of $500,000 or more.

Type of security	Simple Agreement for Future Equity (SAFE)
Amount outstanding/Face Value	$168,856.00
Voting Rights	No
Anti-Dilution Rights	No
Other Material Terms	12,000,000 or 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more SAFEs which may dilute the Security

Type of security	Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding/Face Value	$1,059,074
Voting Rights	No
Anti-Dilution Rights	No
Other Material Terms	$12 million Valuation Cap and 20% Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Crowd SAFEs which may dilute the Security

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type of Debt	Small Business Administration Economic Injury Disaster Loan (EIDL)
Amount outstanding	$2,000,000.00*
Interest Rate	3.75% on outstanding principal
Description of Collateral	Company Assets
Other Material Terms	None
Maturity Date	12/31/2050

* The EIDL was lent to Citizens of Chelsea LLC.

Previous Offerings of Securities

We have made the following issuances of securities:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC Membership Interests	N/A	100% of interest in the Company*	N/A	December 24, 2019; April 7, 2021	Section 4(a)(2) of the Securities Act of 1933
**Convertible Promissory Note	$50,000	1 Convertible Promissory Note	General Operations	January 23, 2020	Section 4(a)(2) of the Securities Act of 1933
Simple Agreement for Future Equity ("SAFE")	$168,856	2 SAFEs	General Operations	January 10, 2020	Section 4(a)(2) of the Securities Act of 1933
Crowd SAFE (Simple Agreement for Future Equity)	$1,059,074	1,405	Expansion and General Operations	April 15, 2021	Reg. CF

*Certain interests have been granted to advisors and are subject to vesting.

**The Convertible Promissory Note have been issued to a non-accredited person. The Company believes that the Convertible Promissory Note may be deemed to be a "security" under Federal and applicable state laws. While the Company is currently relying on the offering exemptions contained in Section 4(a)(2) of the Securities Act of 1933, the issuance and sale of the Convertible Promissory Note may not have complied in all respects with Federal and state laws applicable to the sale of securities to non-accredited investors. If the Company was determined by a court or regulatory body of proper jurisdiction to have violated such laws, any such violation could result in the Company being required to offer rescission rights to such non-accredited investor. If such investor exercised their rescission rights, the Company would have to pay such investor an amount equal to the purchase price paid by such investor plus interest from the date of such purchase. There is no guarantee that Company will have sufficient funds to pay such an investor.

Additionally, if the Company were to become subject to regulatory enforcement action or other legal action, any such action could result in the Company having to incur significant additional legal costs, and the Company may also have to pay substantial fines and possibly be prohibited from selling securities in one or more jurisdictions.
We have made the following issuances of securities within the last three years:

Ownership

A majority of the Company is owned by Andrew Geisel and Justin Giuffrida.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Citizens Collective LLC (owned by Andrew Geisel and Justin Giuffrida, each owning 50%)	90% of the membership interests	90%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Citizens Holdings LLC (the "**Company**") was incorporated on December 24, 2019 under the laws of the State of New York, and is headquartered in New York, New York. The Company's business model is the operation of fast-casual Australian-style café-restaurants.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

The Company had $3,222,385 in cash and cash equivalents as of March 31, 2022.

Liquidity and Capital Resources

In April 2021, the Company conducted an offering pursuant to Regulation CF and raised $1,059,074.

Capital Expenditures and Other Obligations

The Company plans to use a portion of its cash towards capital and start-up expenses required for the expansion of the Citizens business model, which includes expansion of business inside existing café as well as construction of new restaurants. New restaurants will be of a size and configuration, and located in neighborhoods and communities, similar to our current cafes and will feature similar menu offerings.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u> for subsequent events and applicable disclosures.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: (1) to the Company, (2) an accredited investor, as defined by Rule 501(d) of Regulation Do of the Securities Act of 1933, as amended, (3) as part of an offering registered with the SEC, (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Since its inception the Company has issued promissory notes to individual lenders, including partner loans, from time to time for short-term capital needs for a total of $428,142.36. These amounts have been fully repaid by the Company.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
APRIL 27, 2022

Citizens Holdings LLC



Citizens Coffee
Combined Balance Sheet
As of December 26, 2021

Citizens Holdings

Balance Sheet as of 12/26/2021

	TOTAL
ASSETS	
Current Assets	
Checking/Savings	
113-000 · Bank Cash Control A/c	2,571.00
100-010 · Chelsea Checking #0181	98,170.51
100-020 · Chelsea SBA Spending #5967	731.27
100-100 · Cash Bank	-74,400.53
100-200 · Chelsea Chase - Amex #9703	4,943.50
100-060 · Checking 5560	113,611.16
100-030 · Bleecker Checking - 9879	376,626.76
100-030 · Soho CHK #7838	22,966.38
100-040 · Soho SBA Checking	873.21
100-070 · EV Checking 3552	30,577.56
100-010 · Citizens Holding -2068	772,017.57
Total Checking/Savings	1,348,688.39
Accounts Receivable	
112-000 · Accounts Receivable	-12,675.63
Total Accounts Receivable	-12,675.63
Other Current Assets	
120-000 · Inventory	
120-005 · Cleaning Supplies Inventory	132.89
120-004 · Retail Inventory	211.25
120-001 · Food Inventory	21,133.31
120-003 · Alcohol Inventory	8,512.37
120-006 · NA Beverages Inventory	11,641.88
Total 120-000 · Inventory	41,631.70
130-000 · Prepaid Expenses	
130-004 · Supplies & Maintenance	2,254.09
130-007 · Occupancy	-1,938.72
130-100 · Prepaid Insurance	
130-101 · Liability Insurance	4,865.50
Total 130-100 · Prepaid Insurance	4,865.50
Total 130-000 · Prepaid Expenses	5,180.87
135-020 · Reimbursable Exp - Clearing	-404.00
140-040 · Clearing Account	605.40
145-010 · Chow Now Clearing Account	-309.03
145-020 · Delivery 3rd Party Clearing	94,289.59
145-030 · Door Dash Clearing	-8,083.41
145-040 · Grub Hub Account	58,100.49
145-050 · Grub Hub Clearing	-163,416.03
145-060 · Puls'd	17,757.06
145-090 · Tripleseat Clearing Account	314.23
145-100 · Corporate Admin Exp	65,560.11

Citizens Coffee
Combined Balance Sheet
As of December 26, 2021

	TOTAL
12000 · Undeposited Funds	28,315.83
145-140 · Ez Cater Clearing Account	789.34
145-150 · Movie Rev Clearing Acc	14.83
Total Other Current Assets	140,346.98
Total Current Assets	1,476,359.74
Fixed Assets	
150-000 · Fees	
150-008 · Permits	852.00
Total 150-000 · Fees	852.00
151-000 · Leasehold Improvement	
151-001 · Leasehold Improvements	70,338.92
Total 151-000 · Leasehold Improvement	70,338.92
153-000 · Machinery and Equipment	
153-004 · Restaurant	546,374.97
153-005 · Office	6,040.12
153-006 · Kitchen	63,838.35
153-050 · Accumulated Depreciation	-250,019.00
153-000 · Machinery and Equipment - Other	5,760.91
Total 153-000 · Machinery and Equipment	371,995.35
154-000 · Furniture and Fixtures	
154-001 · Restaurant	348,262.47
154-050 · Depreciation - Furniture	-122,294.00
Total 154-000 · Furniture and Fixtures	225,968.47
160-000 · Intangible Assets	
160-050 · Accumulated Amortization	-4,113.00
160-000 · Intangible Assets - Other	124,575.00
Total 160-000 · Intangible Assets	120,462.00
160-050 · Accumulated Amortization	-1,522.00
Total Fixed Assets	788,094.74
Other Assets	
165-000 · Start-Up Costs	232,993.90
180-010 · Security Deposits	
180-012 · Security Deposit - Utilities	22,160.00
180-011 · Security Deposit - Rent	525.34
180-010 · Security Deposits - Other	70,447.74
Total 180-010 · Security Deposits	93,133.08
180-020 · PPP - Owners Payroll Clearing	-220,453.00
Total Other Assets	105,673.98
TOTAL ASSETS	**2,370,128.46**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
200-000 · Accounts Payable - USD	557,127.95
Total Accounts Payable	557,127.95

Citizens Coffee
Combined Balance Sheet
As of December 26, 2021

	TOTAL
Credit Cards	
205-000 · Credit Card Liabilities	
205-040 · Chelsea APR CC New	600.28
205-020 · Chase CC COC #7952	
205-020 · Chase CC COC #7952 - Other	337.95
Total 205-020 · Chase CC COC #7952	337.95
205-010 · CC Chelsea #6612	2,497.33
205-110 · CC New #7867	421.35
205-130 · Gramercy Credit Card #2 - 5674	1,154.53
205-070 · AG - 0% APR 7056 (Capex Bank)	1,986.60
205-080 · Bleecker CC #7909	16.28
205-050 · Credit Card - 6 Chelsea	763.72
205-001 · Amex Credit Card #01005	6,527.46
205-002 · Amex Credit Card #31006	6,480.50
Total 205-000 · Credit Card Liabilities	20,786.00
Total Credit Cards	20,786.00
Other Current Liabilities	
210-000 · Accrued Liabilities	
210-004 · Supplies & Maintenance	7,100.22
210-006 · Financial Cost	8,008.34
210-007 · Occupancy	19,499.29
Total 210-000 · Accrued Liabilities	34,607.85
215-000 · Payroll Liabilities	
215-010 · Net Wages Payable	7,981.57
215-011 · Unreconciled Net Wages Payable	-2,418.46
215-020 · Payroll Tax Payable	-32,939.23
215-050 · Tips Payable	-53,724.41
215-070 · NY Paid Family Leave	13,933.55
215-080 · Disability Payable	3,817.92
215-100 · Oxford Health Insurance Ded	-717.03
215-180 · Payroll Tax Clearing Account	-38,958.09
Total 215-000 · Payroll Liabilities	-103,024.18
220-020 · Sales Tax Payable	42,787.98
220-100 · Corporate Tax Payable	-25.00
230-000 · Intercompany Balances	
230-001 · Due To/From Bleecker	-140,814.86
230-002 · Due To/From East Village	-252,766.74
230-003 · Due To/From Soho	-224,622.60
230-004 · Due To/From Chelsea	470,282.11
230-005 · Due To/From Gramercy	166,908.73
230-006 · Due To/From Holdings	-26,560.23
230-007 · Due To/From Collective	-7,013.24
Total 230-000 · Intercompany Balances	-14,586.83
235-000 · Loan Payable	
235-016 · Loan From James Roger	44,000.00

Citizens Coffee
Combined Balance Sheet
As of December 26, 2021

	TOTAL
235-003 · Due to Amex Finance	14,943.50
235-020 · PPP SBA Financing 2	131,348.00
235-021 · PPP Financing Clearing 2	166,509.00
235· REPUBLIC SAFE HOLDERS	1,200,000.00
235-011 · Ciao for Now Debt	8,905.65
235-000 · Loan Payable - Other	131,563.00
Total 235-000 · Loan Payable	1,697,269.15
250-200 · Gift Certificates	3,290.99
215-010 · Net Wages Payable	-101,712.98
Total Other Current Liabilities	1,558,606.98
Total Current Liabilities	2,136,520.93
Long Term Liabilities	
260-001 · EIDL Long Term Loan	150,000.00
260-002 · PPP Grant/ Loan	476,557.00
260-003 · SBA PPP #2	49,230.00
260-010 · Security Deposit Returnable	12,000.00
Total Long Term Liabilities	687,787.00
Total Liabilities	2,824,307.93
Equity	
280-000 · Member's Contribution	
280-040 · Pushcart Coffee Capital Account	29,879.74
280-060 · Management Fee	35,304.82
280-070 · Citizens Collective Capital Ac	8,047.38
280-000 · Member's Contribution - SAFE REPUBLIC	42,922.75
Total 280-000 · Member's Contribution	116,154.69
32000 · Retained Earnings	-406,250.02
Net Income	-124,340.97
32000 · *Retained Earnings	-158,660.89
280-040 · Pushcart Coffee Capital Account	277.00
280-070 · Citizen's Collective Capital Ac	2,486.00
Total Equity	-454,179.50
TOTAL LIABILITIES & EQUITY	**2,370,128.43**

Citizens Coffee
Combined Profit And Loss
December 28, 2020 through December 26, 2021

Citizens Coffee

Profit and Loss as of 12/26/2021

	TOTAL
Ordinary Income/Expense	
Income	
300-000 · Revenue	
300-010 · Revenue - Food	2,716,138.03
300-030 · Revenue - Alcohol	782,337.01
300-060 · Revenue - NA Beverages	550,606.67
300-070 · Revenue - Retails	2,341.01
300-090 · Revenue - Comps	-82,494.47
300-000 · Revenue - Other	0.17
Total 300-000 · Revenue	3,968,928.42
630-038 · Misc Income	830,169.47
630-082 · Event Hire Revenue	440.00
630-083 · Merchandise & Retail Products	148.11
630-084 · Uncategorized Income	
630-087 · Venue Hire Revenue	1,067.43
699-000 · Sales Adjustments	
630-031 · Chargebacks	-101.96
630-032 · Extra/Short Receipts	-7,002.72
630-033 · Under/Over	-2,536.27
Total 699-000 · Sales Adjustments	-9,640.95
Total Income	4,791,112.48
Cost of Goods Sold	
410-000 · Cost of Sales - Food	
410-001 · Food Purchases	774,498.08
410-002 · Food - Stock Adjustment	-10,755.45
410-000 · Cost of Sales - Food - Other	17,121.37
Total 410-000 · Cost of Sales - Food	780,864.00
420-000 · Cost of Sales - Alcohol	
420-001 · Alcohol Purchases	140,491.97
420-002 · Alcohol - Stock Adjustment	-7,121.34
Total 420-000 · Cost of Sales - Alcohol	133,370.63
435-000 · Cost of Sales - NA Bev	
435-001 · NA Bev Purchases	114,865.19
435-002 · NA Bev - Stock Adjustment	-9,462.83
Total 435-000 · Cost of Sales - NA Bev	105,402.36
445-000 · Cost of Sales - Retails	
445-002 · Retail - Stock Adjustment	-211.25
Total 445-000 · Cost of Sales - Retails	-211.25
Total COGS	1,019,425.74
Gross Profit	3,771,686.74
Expense	
600-000 · Labor Cost	
600-100 · Wage Cost	

Citizens Coffee
Combined Profit And Loss
December 28, 2020 through December 26, 2021

	TOTAL
600-120 · Wages - Management	173,994.33
600-110 · FOH	
600-130 · Wages - F.O.H. Hourly	512,428.84
600-150 · Wages - F.O.H. Hourly - OT	641.55
600-110 · FOH - Other	2,812.99
Total 600-110 · FOH	515,883.38
600-400 · BOH	
601-100 · Contract Labor	
601-102 · Wages - 1099	39,086.21
Total 601-100 · Contract Labor	39,086.21
600-410 · Wages - B.O.H. Salaried	324,336.97
600-420 · Wages - B.O.H. Hourly	287,251.11
600-430 · Wages - B.O.H. Hourly - OT	5,896.87
Total 600-400 · BOH	656,571.16
601-209 · Training Labor Exp	12,425.68
Total 600-100 · Wage Cost	1,358,874.55
600-200 · Alice Spending	137.00
601-206 · People and Culture	1,085.38
600-500 · Employer Taxes	
665-010 · Alice Charges	16.89
600-501 · Social Security	66,481.88
600-502 · Medicare	15,548.14
600-503 · Federal FUTA	2,560.85
600-505 · State SUI	21,966.04
600-500 · Employer Taxes - Other	135,910.38
Total 600-500 · Employer Taxes	242,484.18
601-000 · Other Staff Costs	
601-200 · Employee Benefits	
601-201 · Workers' Compensation Insurance	625.20
Total 601-200 · Employee Benefits	625.20
Total 601-000 · Other Staff Costs	625.20
Total 600-000 · Labor Cost	1,603,206.31
601-000 · Other Staff Costs	
601-200 · Employee Benefits	
601-210 · Staff Reimbursement	261.81
601-201 · Workers' Compensation Insurance	24,312.49
601-202 · Staff Recruitment	2,742.58
601-204 · Staff Uniforms	1,430.06
601-208 · Staff First Aid	473.30
Total 601-200 · Employee Benefits	29,220.24
Total 601-000 · Other Staff Costs	29,220.24
600-140 · Commissary Labor	28,855.47
610-000 · Advertising and Promotion	
610-001 · Advertising	20,542.34
610-004 · Branding & Design	4,611.66

Citizens Coffee
Combined Profit And Loss
December 28, 2020 through December 26, 2021

	TOTAL
610-005 · R & D	30.00
610-006 · Event Expenses	67.67
610-007 · 3rd Party Delivery Expense	41,038.56
610-009 · Subscriptions	58,246.61
610-011 · Complimentary Cost	19,165.11
610-000 · Advertising and Promotion - Other	598.81
Total 610-000 · Advertising and Promotion	144,300.76
630-000 · General and Administrative	
620-000 · Travel & Entertainment	
620-007 · Meals and Entertainment	49.81
620-005 · Taxi Charges & Local Travel	89.17
620-000 · Travel & Entertainment - Other	75.76
Total 620-000 · Travel & Entertainment	214.74
630-005 · Internet/Email	4,671.55
660-000 · Professional Fees	
660-001 · Legal Fees	1,137.90
660-004 · Professional Fees	2,475.00
660-005 · Accounting Fees	1.00
660-007 · Management Fee	134,252.00
Total 660-000 · Professional Fees	137,865.90
620-000 · Travel and Entertainment	
620-005 · Taxi Charges & Local Travel	874.38
Total 620-000 · Travel and Entertainment	874.38
Total 630-000 · General and Administrative	143,626.57
650-000 · Supplies and Maintenance	
650-026 · Corporate ADMIN Expense	3,700.87
650-001 · Linen & Laundry	1,652.28
650-002 · Cleaning Supplies	62,242.56
650-003 · Cleaning Contract Services	39,619.82
650-004 · Pest Control	8,966.09
650-005 · Trash/Waste Removal Service	16,481.51
650-006 · FOH and BOH Smallwares & Equip	55,579.31
650-008 · Paper & Packaging Supplies	93,483.93
650-016 · Office Supplies/Stationery	9,263.42
650-017 · Menus	314.46
650-021 · Repairs and Maintenance	82,960.60
650-025 · Overhead Labor	689.13
650-006 · BOH Supplies & Accessories	3,737.05
650-022 · Repairs - General	4,454.75
Total 650-000 · Supplies and Maintenance	383,145.78
665-000 · Other Financial Costs	
665-001 · Payroll Processing Charges	17,047.48
665-002 · Credit Card Charges	113,459.04
665-003 · Bank Charges	5,721.19
665-006 · Tangible Property Taxes	50.42

Citizens Coffee
Combined Profit And Loss
December 28, 2020 through December 26, 2021

	TOTAL
665-008 · Licenses Permits and Filing Fee	5,294.95
665-009 · Sales and Use Tax	49,149.68
665-200 · Insurance Expense	
665-201 · Liability Insurance	14,395.44
665-200 · Insurance Expense - Other	40,900.52
Total 665-200 · Insurance Expense	55,295.96
665-008 · Licenses, Permits, and Filing F	1,929.58
665-008 · License,Permit,Filing	972.80
Total 665-000 · Other Financial Costs	248,921.10
670-000 · Occupancy Costs	
670-001 · Rent	683,299.37
670-005 · Utilities	
670-006 · Gas	1,469.43
670-007 · Water	8,710.01
670-008 · Electricity	118,672.21
670-005 · Utilities - Other	62,143.98
Total 670-005 · Utilities	190,995.63
670-010 · Security and Alarm	373.41
670-011 · CAM Charges	17,864.35
670-012 · Rental Income	-26,662.43
Total 670-000 · Occupancy Costs	865,870.33
680-000 · Uncategorized Expenses	431,227.33
601-201 · Workers' Compensation Insurance	236.50
601-208 · Staff First Aid	536.63
620-000 · Travel and Entertainment	919.79
620-002 · Meals & Entertainment	5,017.27
620-005 · Taxi Charges & Local Travel	1,360.51
630-002 · Valet Parking - Guest	36.00
630-004 · Telephone	1,982.73
630-005 · Internet/Email	777.70
650-018 · IT Cost	1,502.82
650-023 · Postage & Courier	476.65
660-001 · Legal Fees	5,000.00
660-005 · Accounting Fees	49,125.00
Total Expense	3,945,345.49
Net Ordinary Income	-173,658.75
Other Income/Expense	
Other Income	
800-000 · Other Income	
800-000 · Other Income - Other	248,824.39
Total 800-000 · Other Income	248,824.39
Total Other Income	248,824.39
Other Expense	
940-000 · Other Expenses	
940-002 · Miscellaneous	1,204.96

Citizens Coffee
Combined Profit And Loss
December 28, 2020 through December 26, 2021

	TOTAL
940-004 · Payouts	12,501.62
Total 940-000 · Other Expenses	13,706.58
Total Other Expense	13,706.58
Net Other Income	235,117.81
Net Income	**61,459.06**